Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

		For the Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings
Net Income for Common Stock	$1,062	$1,138	$1,051	$992	$868
Preferred Stock Dividend	—	3	11	11	11
(Income) or Loss from Equity Investees	6	4	—	2	(1)
Minority Interest Loss	—	—	—	—	—
Income Tax	476	600	600	548	440

Pre-Tax Income	$1,544	$1,745	$1,662	$1,553	$1,318

Add: Fixed Charges*	764	638	642	660	660
Add: Distributed Income of Equity Investees	—	—	—	—	—
Subtract: Interest Capitalized	—	—	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	5	19	19	18

Earnings	$2,308	$2,378	$2,285	$2,194	$1,960

* Fixed Charges

Interest on Long-term Debt	$562	$568	$562	$580	$574
Amortization of Debt Discount, Premium and Expense	16	18	20	17	16
Interest Capitalized	—	—	—	—	—
Other Interest	143	20	18	21	30
Interest Component of Rentals	43	27	23	23	22
Pre-Tax Preferred Stock Dividend Requirement	—	5	19	19	18

Fixed Charges	$764	$638	$642	$660	$660

Ratio of Earnings to Fixed Charges	3.0	3.7	3.6	3.3	3.0